Exhibit (d)(27)

CLEARWATER INVESTMENT TRUST

(a Massachusetts business trust)

AMENDMENT NO. 1 TO THE SUBADVISORY CONTRACT

This Amendment No. 1 (the “Amendment”) to the Subadvisory Contract by and between Clearwater Investment Trust, Clearwater Management Co., Inc. and Heartland Advisors, Inc. (the “Agreement”) is effective April 30, 2012.

WHEREAS, on February 22, 2012, the Trustees unanimously voted to approve changes to the name and designation of the Clearwater Growth Fund to the “Clearwater Core Equity Fund”;

NOW, THEREFORE, the Agreement is hereby amended as follows:

1. The name and designation of the Clearwater Growth Fund shall be changed to the “Clearwater Core Equity Fund.”

2. All references in the Agreement to the “Agreement” shall mean the Agreement as amended by this Amendment.

3. Except as specifically amended by this Amendment, the Agreement is hereby confirmed and remains in full force and effect.